EXHIBIT 2

[Pride International Logo]

           PRIDE INTERNATIONAL, INC. ADOPTS STOCKHOLDER RIGHTS PLAN

      HOUSTON, Sept. 10 /PRNewswire/ -- Pride International, Inc. (NYSE: PDE) announced today that its Board of Directors has adopted a Rights Plan designed to protect Company shareholders from coercive or unfair takeover techniques. Terms of the Rights Plan provide for a dividend distribution of one Right for each outstanding share of Common Stock to holders of record at the close of business on September 30, 1998. The Rights Plan would be triggered if an acquiring party accumulates 15% or more (20% or more with respect to certain existing shareholders) of the Company's Common Stock and would entitle holders of the Rights to purchase either the Company's stock or shares in an acquiring entity at half of market value. The Company would generally be entitled to redeem the Rights at $.01 per Right at any time until the tenth day following the time the rights become exercisable. The Rights will expire on September 9, 2008.

      Commenting on the Rights Plan, Ray Tolson, the Company's Chief Executive Officer, said: "The Board of Directors believes that the Rights Plan represents a sound and reasonable means of safeguarding the interests of the Company's stockholders. The Board of Directors is not aware of any effort of any kind to acquire control of the Company." Mr. Tolson said the Rights Plan is similar to those adopted by over 2000 other companies, and that details of the new Rights Plan will be outlined in the Company's Form 8-K filing with the SEC and in a letter to be mailed to stockholders of record on September 30, 1998.

      Pride International, Inc. headquartered in Houston, Texas, is one of the world's largest drilling contractors. The Company provides onshore and offshore drilling, workover and related services in more than 20 countries, operating a diverse fleet of 295 rigs, including two semisubmersible rigs, 17 jackup rigs, nine tender-assisted rigs, seven barge rigs, 23 offshore platform rigs and 237 land rigs.

SOURCE      Pride International, Inc.
                                   09/10/98
      /CONTACT: Paul A. Bragg or Earl W. McNiel, both of Pride International, Inc., 713-789-1400/
                  (PDE)